FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a - 16 or 15b - 16 of

The Securities Exchange Act of 1934

For the period of March 31, 2004

TAG OIL LTD

(Translation of registrant's name into English)

Suite 400, 534 - 17th Ave. S.W., Calgary, A.B., Canada	T2S 0B1
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒     No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAG Oil Ltd.
(Registrant)

Date: July 23, 2004	"Garth Johnson"
(Signature)

Garth Johnson
(Name)

Secretary/CFO
(Title)

BC FORM 51-901F

QUARTERLY REPORT

INCORPORATED AS PART OF SCHEDULE A

ISSUER DETAILS:

NAME OF ISSUER:	TAG OIL LTD.

ISSUER ADDRESS:	SUITE 400, 534 17th AVENUE SW CALGARY ALBERTA T2S 0B1

ISSUER TELEPHONE NUMBER:	(403) 770-1934

CONTACT PERSON:	DREW CADENHEAD

CONTACT'S POSITION:	PRESIDENT

CONTACT TELEPHONE NUMBER:	(403) 770-1934

CONTACT E-MAIL ADDRESS:	ir@tagoil.com

WEB SITE ADDRESS:	www.tagoil.com

FOR QUARTER ENDED:	MARCH 31, 2004

DATE OF REPORT:	JULY 23, 2004

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Drew Cadenhead	"Drew Cadenhead"	04/07/23

NAME OF DIRECTOR	SIGNATURE (TYPED)DATE SIGNED	(YY/MM/DD)

Garth Johnson	"Garth Johnson"	04/07/23

NAME OF DIRECTOR	SIGNATURE (TYPED)DATE SIGNED	(YY/MM/DD)

TAG OIL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004 AND 2003

DE VISSER GRAY
CHARTERED ACCOUNTANTS

401-905 West Pender Street
Vancouver, BC Canada
V6C 1L6

AUDITORS' REPORT

To the Shareholders of TAG Oil Ltd.,

We have audited the consolidated balance sheets of TAG Oil Ltd. as at March 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows, and schedules of general and administrative expenses for each of the years in the three year period ended March 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of TAG Oil Ltd. as at March 31, 2004 and 2003 and the results of its operations and cash flows for each of the years in the three year period ended March 31, 2004 in accordance with generally accepted accounting principles in Canada and the United States of America.

"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
Canada
June 10, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements. Although we conducted our audits in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated June 10, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
Canada
June 10, 2004

TAG OIL LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

As at March 31,	2004	2003

Assets

Current

Cash and cash equivalents	$ 876,466	$ 1,111,267
Accounts receivable	8,850	81,867
Marketable securities (Note 3)	3,300	3,300
Prepaid expenses	31,845	48,795

	920,461	1,245,229
Oil and gas properties (Note 4)	645,209	521,041
Property and equipment (Note 5)	17,470	400,583

Total Assets	$ 1,583,140	$ 2,166,853

Liabilities

Accounts payable and accrued liabilities	$ 14,293	$ 27,553
Due to related parties (Note 8)	9,960	81,592

Total Liabilities	24,253	109,145

Shareholders' Equity

Common stock without par value
Unlimited number of shares authorized;
Issued and outstanding at March 31, 2004:
7,978,061; March 31, 2003: 6,278,061 (Note 6a)	10,623,289	10,474,139
Contributed surplus (Note 6b)	400,636	110,606
Deficit	(9,465,038)	(8,527,037)

Total Shareholders' Equity	1,558,887	2,057,708

Total Liabilities and Shareholders' Equity	$ 1,583,140	$ 2,166,853

Approved by the Board of Directors:

"Garth Johnson"                                 "Drew Cadenhead"
_____________________               _______________________

Garth Johnson, Director                 Drew Cadenhead, Director

See accompanying notes to the consolidated financial statements

TAG OIL LTD.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)

For the Years Ended March 31,	2004	2003	2002

Expenses

General and administrative (Schedule)	$ 976,993	$ 827,989	$ 211,827

Loss before other items	(976,993)	(827,989)	(211,827)

Other Items

Interest income	15,737	43,470	83,691
Rental income	-	23,000	4,000
Gain on sale of marketable securities	-	3,656	-
Gain on sale of property and equipment	23,256	-	-
Write-down of marketable securities	-	-	(7,000)
Write-off of capital assets	-	(6,216)	-
Write-down of oil and gas properties	(1)	(454,150)	-
Recovery of costs	-	222,976	-

Net loss for the year	(938,001)	(995,253)	(131,136)

Deficit - Beginning of year	(8,527,037)	(7,531,784)	(7,400,648)

Deficit - End of year	$ (9,465,038)	$ (8,527,037)	$ (7,531,784)

Loss per share (Note 7)	$ (0.13)	$ (0.16)	$ (0.03)

Weighted average number of shares outstanding	7,490,116	6,122,445	5,154,773

See accompanying notes to the consolidated financial statements

TAG OIL LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the Years Ended March 31,	2004	2003	2002

Operating Activities

Net loss for the year	$ (938,001)	$ (995,253)	$ (131,136)
Adjustments for net changes in non-cash
working capital accounts:
Accounts receivable	73,017	(77,420)	18,206
Due to/from related parties	(71,632)	70,577	(20,623)
Prepaid expenses	16,950	(46,466)	-
Accounts payable and accrued liabilities	(13,260)	(16,081)	27,192
Adjustments for non-cash operating items:
Amortization	5,496	14,532	8,923
Stock Option Compensation	290,030	110,606	-
Write-down of oil and gas properties	-	454,150	-
Write-down of marketable securities	-	-	7,000
Write-off of capital assets	-	6,216	-
Write-off of oil and gas property	1	-	-
Recovery of costs	-	(222,976)	-
Gain on sale of marketable securities	-	(3,656)	-
Gain on sale of property and equipment	(23,256)	-	-

Net cash used in operating activities	(660,655)	(705,771)	(90,438)

Financing Activities

Common shares issued for cash	149,150	124,608	915,420

Net cash provided by financing activities	149,150	124,608	915,420

Investing Activities

Exploration of oil and gas properties	(124,169)	(517,379)	13,822
Proceeds from sale of property and equipment	404,141	-	-
Purchase of property and equipment	(3,268)	(7,490)	(391,591)
Proceeds from sale of marketable securities	-	5,856	-

Net cash provided by (used in) investing activities	276,704	(519,013)	(377,769)

Net (decrease) increase in cash during the year	(234,801)	(1,100,176)	447,213
Cash position - Beginning of year	1,111,267	2,211,443	1,764,230

Cash position - End of year	$ 876,466	$ 1,111,267	$ 2,211,443

See accompanying notes to the consolidated financial statements

TAG OIL LTD.
Consolidated Schedules of General and Administrative Expenses
(Expressed in Canadian Dollars)

For the Years Ended March 31,	2004	2003	2002

GENERAL AND ADMINISTRATIVE EXPENSES

Accounting and audit	$ 6,020	$ 10,947	$ 13,097
Amortization	5,496	14,532	8,923
Consulting fees, inclusive of stock-
based compensation (Note 6b)	116,816	207,801	33,062
Corporate relations and development	21,476	37,953	17,329
Corporate capital tax	2,525	-	-
Directors fees, inclusive of
stock-based compensation	370,086	87,175	-
Filing and transfer agency fees	22,482	21,960	15,071
Foreign exchange loss (gain)	30,787	80,463	(39,129)
Property report	25,000	-	-
General exploration	6,966	2,132	4,888
Investor relations	29,022	62,250	-
Legal	15,011	23,576	45,620
Office and miscellaneous	38,803	46,022	14,987
Printing	16,318	26,051	9,747
Property taxes	-	3,447	-
Rent	30,032	26,169	18,643
Telephone	18,841	16,558	9,684
Travel	53,299	55,768	1,954
Wages and benefits	105,745	85,172	57,951
Website development	62,268	20,013	-

	$ 976,993	$ 827,989	$ 211,827

See accompanying notes to the consolidated financial statements

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2004 and 2003

NOTE 1 - NATURE OF OPERATIONS

The Company was incorporated under the Company Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). Its major activity is the acquisition and exploration of international oil and gas properties.

The recoverability of amounts shown for oil and gas properties is dependent upon the discovery of economically recoverable reserves. The Company does not generate sufficient cash flow from operations to adequately fund its exploration activities and has therefore relied principally upon the issuance of securities for financing. The Company intends to continue relying upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company. Accordingly, the Company's consolidated financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Accounting Principles and Use of Estimates

These financial statements are prepared in conformity with Canadian generally accepted accounting principles, which require the Company's management to make informed judgements and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. Specific items particularly subject to management estimates are the carrying amounts of deferred property costs and the accrual for future site reclamation costs. Actual results could differ from these estimates.

Material differences between Canadian and United States generally accepted accounting principles, which affect the Company, are described in note 12.

b) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Durum Energy (New Zealand) Limited, Durum (Australia) Pty. Ltd. and Durum Energy (PNG) Limited. The Company consolidates its financial statements with those of its subsidiaries in which it has a controlling interest. Should restrictions be placed on any foreign subsidiary that prevent the Company from exercising effective control, the Company's investment in that subsidiary shall be accounted for using the cost basis. All significant intercompany balances and transactions with subsidiaries have been eliminated on consolidation.

During the 2004 fiscal year, the Company deregistered its inactive subsidiary Durum (Australia) Pty. Ltd. and has initiated the deregistration of its inactive subsidiary Durum Energy (PNG) Limited.

c) Joint Operations

Substantially all of the Company's activities relate to the exploration for oil and gas. To the extent that these activities are conducted jointly with other companies, the accounts reflect only the Company's proportionate interest in these activities.

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2004 and 2003

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d) Translation of Foreign Currencies

The Company's foreign operations, conducted through its subsidiaries, are of an integrated nature and, accordingly, the temporal method of foreign currency translation is used for conversion of foreign-denominated amounts into Canadian dollars. Monetary assets and liabilities are translated into Canadian dollars at the rates prevailing on the balance sheet date. Other assets and liabilities are translated into Canadian dollars at the rates prevailing on the transaction dates. Revenues and expenses arising from foreign currency transactions are translated into Canadian dollars at the average rate for the year. Exchange gains and losses are recorded as income or expense in the year in which they occur.

e) Fair Value of Financial Instruments

The Company's financial instruments consist of current assets and current liabilities. The fair values of the current assets and liabilities approximate the carrying amounts due to the short-term nature of these instruments.

f) Revenue Recognition

Revenues are recognized upon the sale and delivery of the Company's oil and gas production.

g) Cash and Cash Equivalents

Cash and cash equivalents include term investments with maturities of one year or less, together with accrued interest thereon, which are readily convertible to known amounts of cash.

h) Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations in accordance with Canadian guidelines. Under this method, all costs associated with the acquisition of, exploration for and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Such costs include property acquisition costs, geological and geophysical studies, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, and overhead expenses directly related to these activities.

Depletion is calculated for producing properties by using the unit-of-production method based on proved reserves, before royalties, as determined by management of the Company or independent consultants. Sales or dispositions of oil and gas properties are credited to the respective cost centers and a gain or loss is recognized when all costs in a particular cost center have been recovered, unless such sale or disposition significantly alters the relationship between capitalized costs and proved reserves of oil and gas attributable to the cost center. Costs of abandoned oil and gas properties are accounted for as adjustments to capitalized costs and written off to expense.

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2004 and 2003

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

A ceiling and impairment test is applied to each cost center and to the aggregate of all cost centers by comparing the net capitalized costs to the estimated future net revenues from production of proved reserves without discount, plus the costs of unproved properties net of impairment. Any excess capitalized costs are written off to expense. Further, the ceiling or impairment test for the aggregate of all cost centers is required to include the effects of future removal and site restoration costs, general and administrative expenses, financing costs and income taxes.

The estimation of future net revenues is based upon prices, costs and regulations in effect at each year end.

Unproved properties are assessed for impairment on an annual basis by applying factors that rely on historical experience.

In general, the Company may write-off any unproved property under one or more of the following conditions:

i) there are no firm plans for further drilling on the unproved property;
ii) negative results were obtained from studies of the unproved property;
iii) negative results were obtained from studies conducted in the vicinity of the unproved property; or
iv) the remaining term of the unproved property does not allow sufficient time for further studies or drilling.

i) Property and Equipment

Property and equipment are recorded at cost and amortized over their estimated useful lives on a declining-balance basis as follows:

Building, furniture and office equipment 4%, 20% and 30%

Leasehold improvements are amortized on a straight-line basis over five years. For each fiscal year in which property and equipment are acquired, management deems each acquisition to occur midway through the fiscal year and, accordingly, the amortization recorded in respect to such assets is restricted to one-half of the amount calculated based on year end balances. Amortization is not recorded in the year of disposal.

j) Income Taxes

The Company accounts for and measures future tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely to occur than not to occur, a valuation allowance in the amount of potential future benefit is taken and no asset is recognized. Such an allowance would apply fully to all potential income tax assets of the Company.

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2004 and 2003

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company's accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

k) Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company's shares on the OTC Bulletin Board on the date of the agreement to issue shares and the date of share issuance.

l) Stock-Based Compensation

The Company follows the Recommendations of the Canadian Institute of Chartered Accountants in connection with accounting for stock option based compensation. These standards were first applied on a prospective basis to all awards granted on or after January 1, 2002, and established standards for the recognition, measurement and disclosure of stock option-based compensation and other stock based payments made in exchange for goods and services. As amended during the current year, and as applied by the Company to both the current year and comparative years, the standard now requires that all stock option based awards made to consultants and employees be recognized in these consolidated financial statements and measured using a fair value based method.

Refer to Note 6b

NOTE 3 - MARKETABLE SECURITIES

Marketable securities are recorded at the lower of cost and fair market value. Marketable securities consist of 6,000 shares (March 31, 2003: 6,000 shares) of Tenke Mining Corp. ("Tenke") at a book value of $3,300 (March 31, 2003: $3,300). At March 31, 2004, the market value of these shares was $20,100 (March 31, 2003: $6,900).

NOTE 4 - OIL AND GAS PROPERTIES

	Net Book	Additions	Write-off of	Net Book
	Value at	During the	Oil and Gas	Value at
	March 31, 2003	Period	Properties	March 31, 2004

Unproved:
New Zealand:
PEP 38256	$ 76,695	$ 40,556	$ -	$ 117,251
PEP 38258	-	19,696	-	19,696
PEP 38741	366,201	28,777	-	394,978
PEP 38480	45,042	22,184	-	67,226
PEP 38765	33,102	12,956	-	46,058
Papua New Guinea - PPL 192	1	-	(1)	-

Total Unproved	$ 521,041	$ 124,169	$ (1)	$ 645,209

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2004 and 2003

NOTE 4 - OIL AND GAS PROPERTIES (continued)

The Company's oil and gas properties are located in New Zealand and its interests in these properties are maintained pursuant to the terms of exploration permits granted by the national government. The Company is satisfied that evidence supporting the current validity of these permits is adequate and acceptable by prevailing industry standards in respect to the current stage of exploration on these properties.

a) New Zealand - PEP 38256 (40.38%); Onshore Canterbury

The Company, by way of a farm-in agreement dated November 10, 2000, acquired a 20% participating interest in the North Area of Petroleum Exploration Permit 38256 ("PEP 38256") from AMG Oil Ltd. ("AMG") in consideration for funding 40% of all costs of drilling the Arcadia-1 exploration well and paying for 20% of all past costs relating to the permit. During the 2002 fiscal year, the joint venture agreement in respect to PEP 38256 was amended to apply to the whole permit of PEP 38256, with the Company's interest altered to 10% of this larger area and then it was further amended during the 2004 fiscal year when, the Company gave notice to the operator of PEP 38256, to increase its interest in PEP 38256 to 40.38%, as a result of AMG Oil Ltd. withdrawing from the permit. The other participant interests' are now Austral Pacific Energy (NZ) Ltd. ("Austral") (34.62%) (formerly "Indo-Pacific Energy (NZ) Ltd.", and a company related by directors-in-common) and Magellan Petroleum (NZ) Ltd. (25%).

At March 31, 2004, PEP 38256 is in good standing with respect to its work commitments and the Company is required to incur exploration expenditures, which include a 2-D seismic program, of approximately $224,000 during its 2005 fiscal year to maintain this status.

b) New Zealand - PEP 38258 (25%); Offshore Canterbury

On August 18, 2003, the Company (25%) and Austral (75%), the Operator, were awarded a new exploration permit, "PEP 38258", located in the offshore Canterbury Basin. Within 24 months the participants must undertake a determination of a hydrocarbon charge model, complete remapping of stratigraphic and structural traps along the western flank of the Clipper sub-basin, compile a ranking of risked prospects and leads and either commit to the second phase of the work program or surrender the permit. These expenditures are expected to cost approximately $35,000 during the 2005 fiscal year.

c) New Zealand - PEP 38741 (20%); Onshore Taranaki Basin

The Company, by a farm-in agreement with an effective date in August 2002, acquired a 20% participating interest in Permit 38741 ("PEP 38741") located onshore in the Taranaki Basin, North Island from Austral for NZ$479,195. The farm-in costs of NZ$479,195 included the Company's share of planning, acquiring and processing the 3D seismic program over the permit, up to a ceiling amount, with any cost overruns to be paid pro-rata by each participant in line with their interest share. The ceiling amount was reached during the 2004 fiscal year and accordingly the Company now pays its pro-rata portion of all expenditures relating to the permit. The other participants in PEP 38741 are TAP (New Zealand) Pty. Ltd. (50%) and Austral (30%).

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2004 and 2003

NOTE 4 - OIL AND GAS PROPERTIES (continued)

At March 31, 2004, PEP 38741 is in good standing with respect to its work commitments and the Company is required to incur exploration expenditures, consisting of permit administration, geology and geophysics and costs relating to well site preparation and drilling (inclusive of the cost of drilling the Honeysuckle-1 well in June 2004) totaling approximately $225,000 during its 2005 fiscal year.

d) New Zealand - PEP 38480 (25%); Offshore Taranaki Basin

The Company, by a purchase agreement with an effective date in August 2002, acquired a 25% participating interest in Permit 38480 ("PEP 38480"), located offshore in the Taranaki Basin, North Island from Austral (75%) by agreeing to pay 25% of past costs of acquisition totaling $19,010 (NZ$25,000).

At March 31, 2004, PEP 38480 is in good standing with respect to its work commitments and the Company is required to incur exploration expenditures, consisting largely of permit administration and geology and geophysics, of approximately $25,000 during its 2005 fiscal year to maintain this status.

e) New Zealand - PEP 38765 (formerly "PPP 38761") (10%); Onshore Taranaki Basin

During the Company's 2004 fiscal year, PPP 38761 expired according to the terms associated with the granting of this permit in February of 2003. The term was set as the earlier of one year after grant or the closing bids for acreage, which includes the area covered by this permit. Such bids were invited and the closing date for the bids was October 31, 2003, so PPP 38761 expired on that date. However the Company and the other joint venture partners successfully bid for this acreage described as "Block M" and were awarded the Permit, PEP 38765, in February of 2004.

The participant interests' are Austral Pacific Energy (NZ) Ltd. (27.50%), Tap (New Zealand) Pty Ltd. (50%), Magellan Petroleum (NZ) Ltd. (12.50%) and TAG Oil Ltd. (10%).

At March 31, 2004, PEP 38765 is in good standing with respect to its work commitments and the Company is required to incur exploration expenditures, consisting of permit administration, geology and geophysics and drilling the Miro-Miro-1 well totaling approximately $145,000 during its 2005 fiscal year to maintain this status.

f) Papua New Guinea - PPL 192 (and APPL 235) (10%)

The Company gave notice to the Operator of APPL 235, in which it has a 10% interest, that it does not wish to further participate in the permit. As a result the Company has written-off this property. The Company does not expect to incur any further costs associated with this permit.

g) Canada - Alberta

During the current fiscal year the Company paid $6,966 for lease rentals and maintenance costs in relation to oil and gas interests previously written-off. Accordingly, these costs were expensed as incurred.

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2004 and 2003

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment are comprised as follows:

		2004			2003

		Accumulated	Disposal of	Net Book	Net Book
	Cost	Amortization	Asset	Value	Value

Office unit	$ 228,121	$ (10,706)	$ (217,415)	$ -	$ 217,415
Furniture and office equipment	104,701	(87,231)	-	17,470	12,208
Land	170,960	-	(170,960)	-	170,960

	$ 503,782	$ (97,937)	$ (388,375)	$ 17,470	$ 400,583

On August 20, 2003 the Company sold its commercial office unit, including land, for gross proceeds of $420,000. The Company received $404,141, net of all costs, resulting in a gain on disposition of $23,256.

NOTE 6 - SHARE CAPITAL

a) Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common stock without par value.

	Number
Issued and fully paid:	of Shares	Amount

Balance at March 31, 2002	5,878,061	$ 10,349,531
Private placement	400,000	124,608

Balance at March 31, 2003	6,278,061	10,474,139
Private placement	1,400,000	9,710
Exercise of share purchase warrants	300,000	139,440

Balance at March 31, 2004	7,978,061	$ 10,623,289

During the 2004 fiscal year, the Company issued 1,400,000 restricted common shares to its President for consideration of US$0.005 per share, pursuant to a Consulting, Incentive Shares and Non-Competition Agreement approved by the Board of Directors.

The Company also issued 300,000 common shares from treasury upon the exercise of certain share purchase warrants at a price of US$0.35 per share.

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2004 and 2003

NOTE 6 - SHARE CAPITAL (continued)

During the 2003 fiscal year, the Company completed a private placement of 400,000 units at a price of US$0.20 per unit. Each unit consists of one common share and one two-year share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share of the Company at a price of US$0.35 until August 21, 2005 and US$0.50 until August 21, 2006. The resale of the common shares under this private placement will be subject to a one-year hold period in accordance with applicable law.

Refer to Note 11

b) Share Purchase Warrants and Incentive Stock Options

At March 31, 2004, the following share purchase warrants are outstanding:

Number	Price	Expiry
of Shares	per Share	Date

3,700,000	US$0.35	June 6, 2005/
	US$0.50	June 6, 2006
400,000	US$0.35	August 21, 2005/
	US$0.50	August 21, 2006

4,100,000

During the 2004 fiscal year, the board of directors of the Company approved an extension to the 4,100,000 existing warrants to purchase common shares of the Company, entitling subscribers to purchase 3,700,000 common shares at a price of US$0.35 until June 6, 2005 and US$0.50 per share until expiry on June 6, 2006, and 400,000 common shares at a price of US$0.35 per share until August 21, 2005 and US$0.50 per share until expiry on August 21, 2006.

At March 31, 2004, the following stock options are outstanding:

Number	Price	Expiry
of Shares	per Share	Date

250,000	US$0.40	March 7, 2005
200,000	US$0.40	May 31, 2007
310,000	US$0.40	May 31, 2008

760,000

During the 2004 fiscal year, the Company granted options to purchase 200,000 common shares vesting over four years and 310,000 common share of the Company vesting over five years, exercisable at a price of US$0.40 until expiry on May 31, 2007 and May 31, 2008, respectively.

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2004 and 2003

NOTE 6 - SHARE CAPITAL (continued)

During the 2003 fiscal year the Company granted 250,000 fully-vested options to purchase common shares of the Company, exercisable at the price of US$0.40 per share until expiry on March 7, 2005.

The Company applied the Black-Scholes option pricing model using the closing price of US$0.69 (2003: US$0.63) on the grant date, a volatility ratio of 42% and the risk free interest rate of 3.5% to calculate an option benefit at the date of grant of $290,030 (2003: $110,606).

Refer to Note 8d

NOTE 7 - LOSS PER SHARE

Loss per share is calculated using the weighted-average number of common shares outstanding during the year. Diluted loss per share is not presented, as it is anti-dilutive.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to non-arms length parties for the same services. The following are related party transactions not disclosed elsewhere in these financial statements.

a) Due to Related Parties

At March 31, 2004, the Company owed $9,960 (March 31, 2003 - $81,592) to public companies with directors, officers and principal shareholders in common.

b) Consulting Agreement, Wages and Legal Services

During the 2004 fiscal year, the Company paid $255,205 (2003 fiscal year - $121,828) in wages and consulting fees to three (2003: two) directors.

On April 24, 2003, the Company entered into an agreement with Rimu Resources Ltd. ("Rimu"), a private company wholly-owned by its President, to retain Rimu to provide oil and gas exploration executive services to the Company. The agreement is for a one-year period, extendable if agreed by both parties, with annual compensation of $148,000 plus a $12,000 signing bonus. In addition, the agreement included an entitlement for the President to purchase 1,400,000 restricted common shares of the Company from treasury at a price of US$0.005 per share.

Refer to Note 11

c) Oil and Gas Property

Austral Pacific Energy Ltd., and AMG Oil Ltd. have directors, officers and principal shareholders in common with the Company.

Refer to Note 4

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2004 and 2003

NOTE 8 - RELATED PARTY TRANSACTIONS (continued)

d) Stock Options

During the 2004 fiscal year, the Company granted four directors an aggregate of 310,000 options to purchase common shares.

e) Other

During the 2004 fiscal year, the Company incurred $127,887 (2003 fiscal year - $130,162) of largely general and administrative costs through DLJ Management Corp. ("DLJ"), a wholly-owned subsidiary of Trans-Orient Petroleum Ltd. ("Trans-Orient"), which is a public company related by directors-in-common. This amount represents actual costs incurred by DLJ on behalf of the Company. At March 31, 2004 the Company owed DLJ $9,960.

NOTE 9 - INCOME TAXES

There are no income taxes payable for the 2004 and 2003 fiscal years. At March 31, 2004, the Company has approximately $4.1 million of resource and other unused tax pools to offset future taxable income earned in Canada. Additionally, at March 31, 2004 the Company has non-capital losses of $2,399,430(March 31, 2003 - $1,076,659) available for future deduction from taxable income earned in Canada, which expire as follows:

2007	$ 139,371
2008	99,137
2009	486,839
2010	1,674,083

$ 2,399,430

At March 31, 2004, the Company also has losses and deductions of approximately NZ$2,137,672 (March 31, 2003 - NZ$1,978,126) available to offset future taxable income earned in New Zealand.

The potential future benefit associated with these excess resource tax pools and non-capital loss carry-forwards has not been recognized in these financial statements, as it cannot be considered likely that these amounts will be utilized to reduce future taxable income.

NOTE 10 - COMPARATIVE FIGURES

Certain of the prior years' comparative figures have been reclassified in conformity with the current year's financial statement presentation.

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2004 and 2003

NOTE 11 - SUBSEQUENT EVENTS

During the period subsequent to March 31, 2004 the following occurred:

a) Consulting, Incentive Share and Non-Competition Agreement

The Company extended the agreement with Rimu Resources Ltd. ("Rimu"), a private company wholly-owned by its President, to retain Rimu to provide oil and gas exploration executive services. The extension is for a one-year period, further extendable for another year if agreed by both parties, with annual compensation set at $160,000.

b) Forward Stock Split

The Company's shareholders approved, and the Company implemented, a forward stock split on the basis of one and one half post split shares for every one pre-split share. The record date of this forward split was April 27, 2004. As a result of the forward split the Company's issued and outstanding common shares increased from 7,978,061 at March 31, 2004 to 11,967,086.

c) Private Placement

The Company completed a private placement financing consisting of 542,495 post-split units at a price of US$1.67 per unit. Each unit consists of one common share and a two year share purchase warrant, with each warrant entitling the purchaser to acquire an additional common share for US$ 1.83 for the first year and thereafter at a price of US$2.00 up to the end of year two.

NOTE 12 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which conform in all material respects with United States generally accepted accounting principles ("U.S. GAAP"), except for the following differences:

CONSOLIDATED BALANCE SHEETS

a) Assets

i) Marketable Securities

Under Canadian GAAP, marketable equity securities are valued at the lower of cost or market value. Under U.S. GAAP, the Company's marketable equity securities are classified as available-for-sale securities and reported at market value, with unrealized gains and losses included as a component of comprehensive income.

	March 31,	March 31,
	2004	2003

Marketable securities under Canadian GAAP	$ 3,300	$ 3,300
Adjustment required under U.S. GAAP	13,200	3,600
Cumulative historical adjustments	3,600	-

Marketable securities under U.S. GAAP	$ 20,100	$ 6,900

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2004 and 2003

NOTE 12 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

As a result, total current assets under U.S. GAAP as at March 31, 2004 and 2003 would be $937,261 and $1,227,455 respectively.

ii) Oil and Gas Property

Under U.S. GAAP, the ceiling test under the full cost method is performed for each cost center by comparing the net capitalized costs to the present value of the estimated future net revenues from production of proved reserves discounted by 10%, net of the effects of future costs to develop and produce the proved reserves, plus the costs of unproved properties net of impairment, and less the effects of income taxes. Any excess capitalized costs are written off to expense. The ceiling test under U.S. GAAP has been limited to those periods in which U.S. GAAP balances have been provided.

Under U.S. GAAP, the functional currency for each of the Company's foreign subsidiaries is the local currency of each subsidiary. Accordingly, the current rate method of foreign currency translation is required to be used for conversion into Canadian dollars. All assets and liabilities are translated into Canadian dollars at the rates prevailing on the balance sheet date. Stockholders' equity accounts are translated into Canadian dollars at the rates prevailing on the transaction dates, with revenues and expenses translated into Canadian dollars at the average rate for the year.

Translation adjustments resulting from foreign currency translations are recorded as a separate component of the stockholders' equity section on the balance sheet.

	March 31,	March 31,
	2004	2003

Oil and gas properties under Canadian GAAP	$ 645,209	$ 521,041

Foreign currency translation adjustment	46,356	60,991
Cumulative historical adjustments	46,660	(14,331)

Oil and gas properties under U.S. GAAP	$ 738,225	$ 567,701

As a result of the adjustments, total assets under U.S. GAAP as at March 31, 2004 and 2003 would be $1,676,156 and $2,213,513, respectively.

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2004 and 2003

NOTE 12 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

b) Stockholders' Equity

i) Common Stock

During the comparative year, the Company elected, under Canadian GAAP, to begin recording the cost of stock options granted to employees and consultants utilizing a fair value measurement basis, a policy that is materially consistent with U.S. GAAP for stock-based compensation as described in Statement of Accounting Standards 123 ("SFAS 123"). However, in previous fiscal years, prior to the adoption of the fair value measurement standard under Canadian GAAP, the Company was subject to the minimum disclosure standards of SFAS 123 under U.S. GAAP, which required it to report, on a pro-forma basis, the effect of following a fair value based method of measuring the value of stock options granted using the Black Scholes, or similar, option pricing model.

In accordance with the mandatory disclosure standard, the following are the pro-forma figures for common stock had the Company used a fair value-based method of accounting for stock based compensation as described in SFAS 123:

	March 31,	March 31,
	2004	2003

Common stock under Canadian GAAP	$ 11,023,925	$ 10,584,745

Cumulative historical adjustments	3,042,858	3,042,858

Common stock under U.S. GAAP	$ 14,066,783	$ 13,627,603

ii) Foreign Currency Translation Adjustment

The effects of Note 12(a)(ii) on foreign currency translation adjustment are as follows:

	March 31,	March 31,
	2004	2003

Foreign currency translation
adjustment under Canadian GAAP	$ -	$ -

Foreign currency translation adjustment	46,356	60,991
Cumulative historical adjustments	46,660	(14,331)

Foreign currency translation
adjustment under U.S. GAAP	$ 93,016	$ 46,660

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2004 and 2003

NOTE 12 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

iii)Accumulated Deficit

The effects of Note 12(b)(i) on accumlated deficit are as follows:

	March 31,	March 31,
	2004	2003

Deficit under Canadian GAAP	$ (9,465,038)	$ (8,527,037)
Net loss under U.S. GAAP	(924,801)	(991,653)
Deduct net loss under Canadian GAAP	938,001	995,253
Cumulative historical adjustments	(3,042,858)	(3,042,858)

Accumulated deficit under U.S. GAAP	$ (12,494,696)	$ (11,566,295)

iv) Accumulated Other Comprehensive Income

The effects of Note 12(a) on accumulated other comprehensive income are as follows:

	March 31,	March 31,
	2004	2003

Accumulated other comprehensive income
under Canadian GAAP	$ -	$ -

Unrealized gain (loss) on marketable securities	13,200	3,600
Cumulative historical adjustments	3,600	-

Accumulated other comprehensive income
under U.S. GAAP	$ 16,800	$ 3,600

As a result of these adjustments, total stockholders' equity under U.S. GAAP as at March 31, 2004 and 2003 would be $1,651,903 and $2,104,368, respectively.

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2004 and 2003

NOTE 12 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

c) Net Loss and and Comprehensive Income for the Year

The following are the effects of Note 12(a) and (b) on net loss for the 2003, 2002, and 2001 fiscal years:

	2004	2003	2002

Net loss for the year under
Canadian GAAP	$ (938,001)	$ (995,253)	$ (131,136)

Net loss for the year under U.S. GAAP	$ (938,001)	$ (995,253)	$ (131,136)

Other comprehensive income:
Realized gain on marketable securities	-	-	-
Unrealized gain on marketable
securities	13,200	3,600	(17,500)

Comprehensive loss for the year
under U.S. GAAP	$ (924,801)	$ (991,653)	$ (148,636)

d) Loss per Share

Under Canadian GAAP, shares held in escrow are included in the calculation of loss per share. Under U.S. GAAP, shares held in escrow are excluded from the weighted-average number of shares outstanding until such shares are released for trading.

Additionally, Statement of Financial Accounting Standards No. 128: Earnings per Share ("SFAS 128") replaces the presentation of primary earnings per share ("EPS") with a presentation of both basic and diluted EPS for all entities with complex capital structures including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock and is computed similarly to fully-diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations.

TAG OIL LTD.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended March 31, 2004 and 2003

NOTE 12 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations:

	2004	2003	2002

Numerator: net loss for the
year under U.S. GAAP	$ (924,801)	$ (991,653)	$ (148,636)

Denominator:
Weighted-average number of
shares under Canadian GAAP	7,490,116	6,122,445	5,154,773
Adjustment required under
U.S. GAAP	-	-	-

Weighted-average number of
shares under U.S. GAAP	7,490,116	6,122,445	5,154,773

Basic and diluted loss per share
under U.S. GAAP	$ (0.12)	$ (0.16)	$ (0.03)

CONSOLIDATED STATEMENTS OF CASH FLOWS

e) Operating Activities

The derivation of this financial statement line item under U.S. GAAP is summarized as follows:

	2004	2003	2002

Net loss for the year under U.S. GAAP	$ (924,801)	$ (991,653)	$ (148,636)

Write-down of oil and gas properties:
Under Canadian GAAP	-	454,150	-
Other components of operating
activities which are similar under
Canadian and U.S. GAAP	264,146	(168,268)	58,198

Net cash used in operating activities	$ (660,665)	$ (705,771)	$ (90,438)

BC FORM 51-901F

QUARTERLY REPORT

INCORPORATED AS PART OF SCHEDULES B & C

ISSUER DETAILS:

NAME OF ISSUER:	TAG OIL LTD.

ISSUER ADDRESS:	SUITE 400, 534 17th AVENUE SW CALGARY ALBERTA T2S 0B1

ISSUER TELEPHONE NUMBER:	(403) 770-1934

CONTACT PERSON:	DREW CADENHEAD

CONTACT'S POSITION:	PRESIDENT

CONTACT TELEPHONE NUMBER:	(403) 770-1934

CONTACT E-MAIL ADDRESS:	ir@tagoil.com

WEB SITE ADDRESS:	www.tagoil.com

FOR QUARTER ENDED:	MARCH 31, 2004

DATE OF REPORT:	JULY 23, 2004

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Drew Cadenhead	"Drew Cadenhead"	04/07/23

NAME OF DIRECTOR	SIGNATURE (TYPED)DATE SIGNED	(YY/MM/DD)

Garth Johnson	"Garth Johnson"	04/07/23

NAME OF DIRECTOR	SIGNATURE (TYPED)DATE SIGNED	(YY/MM/DD)

TAG OIL LTD.
Schedule B: Supplementary Information
(Expressed in Canadian Dollars)

For the Year Ended March 31, 2004

1.	For the quarter under review:

a)	Summary of common shares issued:	1,700,000(1)

b)	Summary of stock options granted:	510,000

c)	Summary of share purchase warrants granted:	Nill (1)

(1) Refer to subsequent events below.

2.	As at the end of the of the quarter under review:

a)	Authorized capital:	Unlimited number of common shares without par value

	Issued and outstanding:	7,978,061 common shares

b)	Summary of stock options outstanding:	760,000

c)	Summary of warrants outstanding:	4,100,000

d)	Total shares in escrow:	None

e)	List of directors and officers:	Alan Hart, Chairman and Director Drew Cadenhead, President CEO and Director Garth Johnson, Secretary, CFO and Director Gordon Abougoush, Director Barry MacNeil, Director

For analysis of expenses, acquisition and exploration expenditures, share capital, share purchase warrant and stock option issuances and details of related party transactions for the fiscal period ending March 31, 2004, please refer to Schedule A of this BC Form 51-901F.

TAG OIL LTD.
Schedule C: Management Discussion
(Expressed in Canadian Dollars)

For the Year Ended March 31, 2004

Operations and financial

TAG Oil Ltd. (the "Company") is an independent oil and gas acquisition and exploration company that holds New Zealand hydrocarbon exploration permit interests of 40.38% in permit PEP 38256, 25% in Permit PEP 38258, 25% in Permit PEP 38480, 20% in Permit PEP 38741 and 10% in PEP 38765 (formerly "PPP 38761"). The Company's primary focus is the acquisition and exploration of oil and gas properties; with all the Company's permits being in the exploration stage. The Company's policy is to acquire interests, and, where possible minimize the risk exposure in its permits by joint venturing with other industry participants. Management believes that the Company has sufficient resources to meet ongoing commitments with respect to the permits and for suitable acquisitions that may arise from time to time. The Company remains well capitalized and continues to seek future opportunities, which the directors believe are worthy of the Company's involvement.

The Company's net loss for the twelve-month period ended March 31, 2004 was $938,001 or $0.13 per share, compared to a loss of $995,253 or $0.16 per share for the same period in the previous year. The Company's loss consisted of general and administrative costs of $976,993 (2003: $827,989 and 2002: $211,827) and a write-off of oil and gas properties of $1. These items were partially offset by interest income of $15,737, and a gain on sale of property and equipment of $23,256. Included in general and administrative costs is an amount totaling $290,030 (2003: $110,606 and 2002: Nil), relating to non-cash stock-option based compensation expenses resulting from below market stock-option grants to certain directors of the Company and a consultant.

A number of General and Administrative costs, decreased for the 2004 fiscal year when compared to last year as follows: accounting and audit $6,020 (2003: $10,947), amortization $5,496 (2003: $14,532), consulting fees, inclusive of stock-based compensation $116,816 (2003: $207,801), corporate relations and development $21,476 (2003: $37,953), foreign exchange $30,787 (2003: $80,463), investor relations $29,022 (2003: $62,250), legal $15,011 (2003: $23,576), office and miscellaneous $38,803 (2003: $46,022), printing $16,318 (2003: $26,051), property taxes Nil (2003: $3,447)and travel $53,299 (2003: $55,768).

The reasons for the material decreases for the year when compared to the same time last year are as follows: amortization was reduced by $9,036 due to the sale of the Company's commercial office unit during the 2004 fiscal year, corporate relations and development was reduced by $16,477 as work relating to corporate materials was completed in the 2003 fiscal year, consulting fees, inclusive of stock-based compensation decreased by $90,985 as there was no cash paid to any consultants over the 2004 fiscal year, however the Company recorded non-cash stock-option based compensation from the granting of stock options during the year to a consultant totaling $116,816. Foreign exchange was reduced by $49,676 resultant from favourable exchange rate fluctuations, investor relations costs were reduced by $33,228 as the Company terminated its investor relations service agreement early in the 2004 fiscal year and printing was reduced by $9,733 as corporate materials were printed in the 2003 fiscal year.

Certain other costs, however, increased when compared to the previous year as follows: corporate capital tax $2,525 (2003: Nil), directors fees, inclusive of stock-based compensation $370,086 (2003: $87,175), filing and transfer agency fees $22,482 (2003: $21,960), general exploration $6,966 (2003: $2,132), property report $25,000 (2003: Nil), rent $30,032 (2003: $26,169), telephone $18,841 (2003: $16,558), website development $62,268 (2003: $20,013) and wages and benefits $105,745 (2003: $85,172).

The reasons for the material increases for the year when compared to the same time last year are as follows: directors fees, inclusive of stock- based compensation increased, resulting from the hiring of the Company's current President and CEO during the 2004 fiscal year while continuing to compensate, at a lesser amount, the former President and CEO of the Company in his role as Chairman of the board. Director's fees also included non-cash compensation costs of $173,214 relating to the granting of stock options to certain board members. The Company also incurred property report costs of $25,000 associated with hiring an independent firm of geology and petroleum engineering consultants to prepare a technical review of the Company's resource potential on certain of the Company's prospects and leads in New Zealand. Website development increased during the fiscal year because the Company substantially upgraded the Company's website and wages and benefits increased by $20,573 in relation to the amount of time invoiced by DLJ Management Corp., for its employee's wages and benefits directly related to time spent on the Company, inclusive of the Company's CFO who is a DLJ employee. DLJ invoices on a cost-recovery basis.

See the general and administrative expenses schedule that forms part of Schedule A of this BC Form 51-901F, for more details.

The Company's operating loss, for the comparable period last year, was similar to the current twelve-month periods loss. Although last year the Company recorded a write-off of oil and gas properties and capital assets of $454,150 and $6,216, respectively, the Company also recovered costs of $222,976 relating to past oil and gas properties as well as recorded interest income, rental income and a gain on sale of marketable securities of $43,470, $23,000 and $3,656, respectively.

Liquidity and Capital Resources

The Company had $876,466 in cash and cash equivalents and $896,208 in working capital at March 31, 2004. This compares to $1,111,267 in cash and cash equivalents and $1,136,084 in working capital for year ended March 31, 2003. The Company had a net use of cash of $660,655 from operating activities for the period ending March 31, 2004 compared to a net use of cash of $705,771 for the comparable period ending March 31, 2003.

Financing activities consisted of the Company receiving $9,710 (US$7,000) as a result of the issuance of 1,400,000 common shares, to the Company's President and $139,440 (US$105,000) from the issuance of 300,000 common shares upon the exercise of share purchase warrants, during the year ended March 31, 2004, compared to $124,608 (US$80,000) as a result of issuing 400,000 common shares, that include a two-year warrant, through a private placement during the 2003 fiscal year.

Investing activities consisted of the Company receiving net proceeds of $404,141 as a result of selling its commercial office unit, using $124,169 of cash for exploration work on PEP 38256, PEP 38258, PEP 38741, PEP 38480 and PEP 38765 and using $3,268 of cash for the purchase of property and equipment. For the similar period last year the Company spent $517,379 of cash for the purchase of interests in oil and gas properties in New Zealand, using $7,490 to purchase property and equipment and receiving $5,856 from the sale of marketable securities during the year. The net result for the twelve-month period ending March 31, 2004 was a net provision of cash of $276,704 for investing activities.

This compares to a net use of cash from investing activities totaling $519,013 for the same period last year.

The net impact of all cash activities during the twelve months ended March 31, 2004 resulted in a net decrease in cash of $234,801, compared to a net decrease in cash of $1,100,176 for the comparable period ended March 31, 2003.

Exploration Activities

New Zealand License - PEP 38256; Onshore Canterbury Basin (40.38%)

The Canterbury Basin, with a total area of over 12 million acres, is located both onshore and offshore in the area surrounding Christchurch, on the east coast of the South Island. PEP 38256 covers 690,000 acres of onshore Canterbury and is situated adjacent to the Rakaia Trough, a geological feature thought most likely to be associated with hydrocarbons.

During the reporting period, the Company gave notice and approval to the operator of PEP 38256, increasing the Company's interest in PEP 38256 from 10% to 40.38% resultant from another Company withdrawing from the permit.

A magnetotelluric survey was completed in September 2003, in fulfillment of the 2003/04, work obligation. The Company will participate in an innovative seismic program in 2004, designed to provide low-cost 2-D seismic data confirming the Salmon lead as a drillable prospect.

The Company's share of expected costs relating to the work to be completed prior to March 31, 2005 is estimated to be $224,000.

New Zealand License - PEP 38258; Offshore Canterbury Basin (25%)

On August 18, 2003, the Company (25%) and Austral Pacific (75%), as operator, were awarded a new exploration permit "PEP 38258" located in the offshore Canterbury Basin. Within 24 months the participants must undertake a determination of hydrocarbon charge model, complete re-mapping of stratigraphic and structural traps along the western flank of the Clipper sub-basin, compile a ranking of risked prospects and leads and either commit to the second phase of the work program or surrender the permit. There are several prospects and leads that have been identified on the extensive existing seismic data acquired from the previous owners of the permit. Prospects include Schooner, Corvette and Clipper. The Salmon prospect mentioned in PEP 38256 may also extend into the onshore area of PEP 38258.

The Company's share of expected costs relating to the work to be completed prior to March 31, 2005 is estimated to be $35,000.

New Zealand License - PEP 38741; Onshore Taranaki Basin, North Island (20%)

In August 2002 the Company acquired a 20% participating interest in the onshore Taranaki Basin, North Island Permit 38741 ("PEP 38741") from Austral Pacific Energy Ltd. ("Austral") for NZ$479,195. The acquisition price paid by the Company was based on a similar agreement entered into by Austral with an unrelated party, Tap Oil Ltd. After the farm-in the participant interests in PEP 38741 are Tap (New Zealand) Pty. Ltd. (50%), Austral Pacific Energy Limited (30%), as the operator, and TAG Oil Ltd. (20%).

The Company drilled a 1700 metre exploration well in June of 2004 and encountered three separate oil zones, confirming again, that the Mt. Messenger formation is oil and gas prone in Taranaki, NZ. However the well was plugged and abandoned, with the possibility of re-entering the well in the future. Also included in this permit is the Waitoriki Prospect that was identified from the Kaimata 3D survey data, among other prospects. A test of the deep gas potential of the Kapuni Sands can be drilled from the Clematis-1 location, a well previously drilled on the permit. The Company may also drill another 1700 metre exploration well ("Supplejack-1") on PEP 38741 during the 2005 fiscal year.

The Company's share of expected costs, relating to the work to be completed prior to March 31, 2005 is estimated to be $225,000.

New Zealand License - PEP 38480; Offshore Taranaki Basin, North Island (25%)

In August 2002, the Company acquired a 25% participating interest in the offshore North Island Permit 38480 ("PEP 38480") from Austral Pacific for 25% of past costs of acquisition totalling $19,010 (NZ$25,000). After the farm-in the participant interests in PEP 38480 are Indo-Pacific Energy Limited (75%), as the operator, and TAG Oil Ltd. (25%).

Geotechnical work including interpretation of the 2003 2D seismic program over the prospects "Orca" and "Humpback" are the focus of the ongoing work on PEP 38480. This work will guide the Company in determining whether an exploration well will be drilled in Year Three of the permit.

The Company's share of expected costs relating to the work to be completed prior to March 31, 2005 is estimated to be $25,000.

New Zealand License - PEP 38765 (formerly "PPP 38761"); Onshore Taranaki Basin, North Island (10%)

On February 4, 2004 the Company (10%), and other JV participants, Austral Pacific Energy Ltd. (27.5%), TAP (New Zealand) Pty Ltd. (50%) and Magellan Petroleum (NZ) Limited. (12.5%) were, granted Petroleum Exploration Permit 38765, located in the onshore Taranaki Basin. The company had previously participated in a 70 square kilometre 3-D seismic program that covers most of PEP 38765. This data has confirmed multiple prospects, the first to be drilled in the fourth quarter of 2004. This prospect referred to as Miromiro-1 is targeting Miocene-aged Mt. Messenger sands similar to the offsetting prolific Kaimiro and Ngatoro pools.

The Company's share of expected costs relating to the work to be completed prior to March 31, 2005 is estimated to be $145,000.

Papua New Guinea - PPL 192 (and APPL 235); Onshore Papuan Basin (20%)

The Company did not want to further participate in the permit and gave notice of withdrawal from the permit, which was accepted by the Operator. As a result the Company wrote-off this property and does not expect to incur any further costs associated with this permit.

Other information - Investor Relations

The Company's Investor Relations Service Agreement with Republic Communications set to expire on July 25, 2003, was extended for a period of six-months and subsequently, both the Company and Republic, on August 11, 2003, mutually agreed to terminate the investor relation's service agreement, effective immediately. No further costs relating to this agreement are expected. Other than responding to shareholder inquiries on the Company's general information line and issuing required press releases, there were no shareholder relations' activities undertaken by or on behalf of the Company during the 2004 fiscal year.

Subsequent Events

Consulting, Incentive Share and Non-Competition Agreement

The Company, on April 24, 2004, extended the Consulting, Incentive Share and Non-Competition Agreement with Rimu Resources Ltd. to retain the services of the Company's President to provide oil and gas executive services for an additional year.

Forward Stock Split

The Company, on April 27, 2004, implemented a forward stock split on the basis of one and a half post split shares for every one pre-split share.

Private Placement

The Company completed a private placement financing consisting of 542,495 post-split units at a price of US$1.67 per unit. Each unit included a common share and a two-year share purchase warrant.

For more detailed analysis of the events that occurred subsequent to March 31, 2004, please refer to Note 11 - Subsequent Events of Schedule A, of this BC Form 51-901F.

July 23, 2004

"Drew Cadenhead"

Drew Cadenhead
President and Chief Executive Officer

For further shareholder information contact Investor Relations at Tel: 1-866-643-8145, or Email: ir@tagoil.com.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	BANKER

Alan Hart	Bank of Montreal
Chairman and Director	Vancouver, British Columbia
Wakefield, New Zealand
LEGAL COUNSEL
Drew Cadenhead
President, CEO and Director	Lang Michener
Calgary, Alberta	Vancouver, British Columbia

Garth Johnson	Chapman Tripp
Secretary, CFO and Director	Wellington, New Zealand
Surrey, British Columbia
Posman Kua Aisi
Barry MacNeil	Port Moresby, Papua New Guinea
Director
Surrey, British Columbia	AUDITORS

Gordon Abougoush	De Visser Gray
Director	Chartered Accountants
Kelowna, British Columbia	Vancouver, British Columbia

CORPORATE OFFICE	REGISTRAR AND TRANSFER AGENT

Suite 400, 534 17th Avenue	Computershare Trust Company of Canada
Calgary, Alberta	100 University Avenue
Canada T2S 0B1	9th Floor
Telephone: 1-403-770-1934	Toronto, Ontario
Facsimile: 1-403-770-1935	Canada M5J 2Y1
Telephone: 1-888-661-5566
Shareholder Relations	Facsimile: 1-604-661-9480
Telephone: 1-866-643-8145
Email: ir@tagoil.com	ANNUAL GENERAL MEETING

REGIONAL EXPLORATION OFFICE	The Annual General Meeting will be held at
10:00 am on September 24, 2004 at the
1067-88 Valley Road	Corporate office of the Company at
RD1 Wakefiled 7181	Suite 400, 534 17th Avenue S.W., Calgary, Alberta T2S 0B1.
New Zealand
SHARE LISTING
SUBSIDIARIES
Durum Energy (New Zealand) Limited	OTC Bulletin Board
Trading Symbol: TAGOF
SHARE CAPITAL
WEBSITE:
At March 31, 2004, there were
7,978,061 shares issued and outstanding.	www.tagoil.com
Fully diluted: 12,838,061 shares